INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 23, 2026

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of The Ambassador Fund and The Diplomat Fund

Dear Ms. O’Neal:

This letter summarizes the comments you provided on behalf of the staff of the U.S. Securities and Exchange Commission on February 11, 2026, regarding Post-Effective Amendment No. 481 to the Registrant’s registration statement filed on Form N-1A on December 30, 2025 (the “Registration Statement”), with respect to The Ambassador Fund and The Diplomat Fund, each a series of the Registrant (each, a “Fund” and collectively, the “Funds”).

Responses to the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Comment: Please add the class identifiers for The Ambassador Fund on EDGAR prior to filing the next post-effective amendment.

Response: The Registrant has added the series and class identifiers for The Ambassador Fund on EDGAR.

PROSPECTUS

Table of Contents – The Ambassador Fund

2.	Comment: Please add “Appendix A – Waivers and Discounts Available from Intermediaries and Conversion Policies” (“Appendix A”) to the table of contents. In addition, please add Appendix A to the Prospectus in the next post-effective amendment filing.

Response: The Registrant inadvertently included references to Appendix A in the Registration Statement. There are no sales charges or contingent deferred sales charges on Class S or Institutional Class shares of The Ambassador Fund, and therefore Appendix A is not necessary. Accordingly, all references to Appendix A have been removed from the Prospectus.

Principal Risks – The Ambassador Fund

3.	Comment: The principal investment strategies for the Fund indicate that the Fund may concentrate in the financial services group of industries. Please revise the risk disclosure under “Concentration Risk” to add a sub-bullet point relating to financial services group of industries.

Response: The Registrant has added the following sub-bullet point under “Concentration Risk” as follows:

•	Financial Services Industry Risk. Companies in the financial services industry are subject to extensive governmental regulation, which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge, the scope of their activities, the prices they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change or due to increased competition. In addition, deterioration of the credit markets generally may cause an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Certain events in the financial sector may cause an unusually high degree of volatility in the financial markets, both domestic and foreign, and cause certain financial services companies to incur large losses. Adverse economic, business or political developments could adversely affect financial institutions engaged in mortgage finance or other lending or investing activities directly or indirectly connected to the value of real estate.

Performance – The Ambassador Fund

4.	Comment: Please revise the disclosure in footnotes 1 and 2 to the average total returns table to clarify that the returns shown for Class S will be lower because the expenses for the Class S shares are higher than the Institutional Class.

Response: The Registrant has revised the disclosure as follows:

[1]	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for Institutional Class shares only. Since Class S shares have higher expenses than Institutional Class shares, the after-tax returns for Class S shares are expected to be lower than the after-tax returns shown for Institutional Class shares.

[2]	Class S shares commenced operations on February 28, 2026. The performance figures for Class S shares include the performance for the Institutional Class shares for the periods prior to the inception date of Class S shares, adjusted for the difference in Class S shares and Institutional Class shares expenses. Since Class S shares have higher expenses than Institutional Class shares, the returns for Class S shares are expected to be lower than the returns for Institutional Class shares.

5.	Comment: Please add disclosure about the additional indexes in the narrative explanation accompanying the bar chart and average annual total returns table in accordance with Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response: The Registrant notes that the footnotes to the average annual total returns table include information regarding the Bloomberg U.S. Aggregate Bond Index and the Swiss Re Global Cat Bond Performance Total Return Index. The Registrant has revised the narrative disclosure before the bar chart as follows:

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the average annual total returns of the Fund compare with the average annual total returns of the Bloomberg U.S. Aggregate Bond Index, a broad-based securities market index, and the Swiss Re Global Cat Bond Performance Total Return Index. The Bloomberg U.S. Aggregate Bond Index is included as the Fund’s primary benchmark to satisfy regulatory requirements. The Fund also compares its performance to the returns of the Swiss Re Global Cat Bond Performance Total Return Index, which reflects the returns of the catastrophe bond market, as the Advisor believes that index is a better performance benchmark for comparison to the Fund’s performance in light of the Fund’s investment strategies. Updated performance information is available at the Fund’s website, www.embassyfunds.com or by calling the Fund (toll-free) at 1-877-771-7731. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

6.	Comment: Under “Purchase of Shares” please consider adding a cross reference to Appendix A where an investor can obtain additional information about any waivers or discounts applicable to Class S shares.

Response: As noted in the response to comment #2 above, the Registrant inadvertently included references to Appendix A in the Registration Statement. Accordingly, all references to Appendix A have been removed from the Prospectus.

Principal Investment Strategies – The Diplomat Fund

7.	Comment: In your written response, please indicate if there is a credit quality standard for the Fund and consider whether any additional disclosure should be added to the principal investment strategies.

Response: The Advisor has confirmed that the Fund does not have a credit quality standard, and that the Fund invests primarily in U.S. Treasury securities and Interest Rate Derivatives. The Registrant notes that such investments are included in the Fund’s principal investment strategies disclosure, and that it does not believe further disclosure is needed.

Performance – The Diplomat Fund

8.	Comment: Please disclose that the Fund changed its strategy and that the performance shown does not reflect the Fund’s current strategy.

Response: The Registrant has added the following disclosure:

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the average annual total returns of the Fund compare with the average annual total returns of the Bloomberg U.S. Aggregate Bond Index, a broad-based market securities index, the ICE U.S. Treasury 7-10 Year Total Return Index, and the Bloomberg 3-10 Year U.S. Treasury Index. The Bloomberg U.S. Aggregate Bond Index is included as the Fund’s primary benchmark to satisfy regulatory requirements. The Fund previously also compared its performance to the returns of the ICE U.S. Treasury 7-10 Year Total Return Index, which measures the performance of U.S. Treasury securities with a remaining maturity of 7–10 years. In light of the Fund’s current principal investment strategies, the Fund also compares its performance to the returns of the Bloomberg 3-10 Year U.S. Treasury Index, which measures the performance of U.S. government bonds with a remaining maturity of at least 3 and up to (but not including) 10 years, as the Advisor believes this index is a better performance benchmark for the Fund. Effective August 21, 2025, the Fund changed its principal investment strategies. Prior to that date, the Fund generally maintained a core portfolio of U.S. Treasury securities with maturities in the 7-to-10-year range and used U.S. Treasury futures to adjust duration based on a quantitative model implemented on an approximately monthly basis. Effective August 21, 2025, the Fund broadened the core portfolio to U.S. Treasury securities with maturities between two and ten years and continues to use Interest Rate Derivatives to adjust duration based on a quantitative model that is implemented at the Advisor’s discretion. Consequently, performance during periods prior to August 21, 2025, does not reflect the Fund’s current investment strategies, and the Fund’s performance may have differed if the Fund’s current investment strategies had been in place. Updated performance information is available at the Fund’s website, www.embassyfunds.com or by calling the Fund (toll-free) at 1-877-771-7731. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

PART C

9.	Comment: Please confirm that the Rule 12b-1 Distribution Plan for The Ambassador Fund will be filed as an exhibit in the next post-effective amendment filing.

Response: The Registrant so confirms.

* * * * *

The Registrant believes that it has fully responded to the comments. If, however, you have any further questions, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

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